BiomX Inc.
7 Pinhas Sapir St., Floor 2
Ness Ziona, Israel 7414002

December 31, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Paul Fischer

Re:	BiomX Inc. Registration Statement on Form S-1

Filed December 13, 2019, as amended on December 31, 2019
File No. 333-235507

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-235507), as amended (the “Registration Statement”), filed by BiomX Inc. (the “Company”) with the U.S. Securities and Exchange Commission.

The Company hereby requests that the effective date for the Registration Statement be accelerated to 5:00 p.m., Eastern Time, on January 3, 2020, or as soon as practicable thereafter, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended.

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If you have any questions, please do not hesitate to contact, at Mayer Brown LLP, Anna Pinedo at (212) 506-2275. We request that we be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Pinedo, and that such effectiveness also be confirmed in writing.

Very truly yours,

/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

cc:	Anna Pinedo Mayer Brown LLP